UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 *

BLEND LABS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09352U108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09352U108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NIMA GHAMSARI
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 17,817,423 (1)(2)(3)
	6.	Shared voting power 0
	7.	Sole dispositive power 17,817,423 (1)(2)(3)
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 17,817,423 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 7.57% (2)(3)(4)
12.	Type of reporting person (see instructions) IN

(1)

Consists of (i) 12,133,331 shares of Class B Common Stock held of record by Mr. Ghamsari; (ii) 500,000 shares of Class B Common Stock held of record by Nima Ghamsari Family Foundation, of which Mr. Ghamsari is the sole trustee; and (iii) 5,184,092 shares of Class B common stock subject to options exercisable within 60 days of December 31, 2021.

(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is entitled to 40 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 217,691,325 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) 12,633,331 shares of Class B Common Stock beneficially owned by the Reporting Person, and (iii) 5,184,092 shares of Class B Common Stock issuable pursuant to stock options held by the Reporting Person and exercisable within 60 days of December 31, 2021. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1.

(a)	Name of Issuer:

Blend Labs, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

415 Kearny Street, San Francisco, California 94108

Item 2.

(a)	Name of Person Filing:

This Statement is filed by Mr. Nima Ghamsari. Mr. Ghamsari is individually referred to herein as “Reporting Person.”

(b)	Address of Principal Business Office or, if none, Residence:

The address and principal business office of Reporting Person is:

c/o Blend Labs, Inc., 415 Kearny Street, San Francisco, California 94108

(c)	Citizenship:

Mr. Ghamsari is a United States citizen.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

09352U108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by each Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Stock owned by such Reporting Person and (ii) calculating the percentages of the Class A Common Stock owned by such Reporting Person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 217,691,325 shares of Class A Common Stock outstanding at December 31, 2021.

The shares for which Mr. Ghamsari has sole voting and dispositive power consist of (i) 12,133,331 shares held of record by Mr. Ghamsari; (ii) 500,000 shares of Class B Common Stock held of record by Nima Ghamsari Family Foundation, of which Mr. Ghamsari is the sole trustee; and (iii) 5,184,092 shares of Class B Common Stock issuable pursuant to stock options held by Mr. Ghamsari exercisable within 60 days of December 31, 2021. The 5,184,092 shares underlying the options that are exercisable within 60 days of December 31, 2021 that are scheduled to vest within 60 days after December 31, 2021 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2022

/s/ Nima Ghamsari
Nima Ghamsari

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